Exhibit 3.5

Certificate of Amendment

CONNECTICUT WATER SERVICE, INC.

     Pursuant to Sections 33-797 and 33-800 of the Connecticut Business Corporation Act, the Amended and Restated Certificate of Incorporation of Connecticut Water Service, Inc., a Connecticut stock corporation, is hereby amended as hereinafter set forth:

1.	The name of the corporation is Connecticut Water Service, Inc.

2.	The text of the amendment is as follows:

RESOLVED: That the Company is authorized to increase the authorized common stock of the Company, without par value, from 15,000,000 shares to 25,000,000 shares and that the Company’s Amended and Restated Certificate of Incorporation be amended so that, as further amended, the first paragraph of Article FOURTH shall read in its entirety as follows:

Fourth: The amount of the capital stock of the Company hereby authorized is (a) $300,000, divided into 15,000 shares of Cumulative Preferred Stock of the par value of $20 each, (b) $800,000, divided into 50,000 shares of Cumulative Preferred Stock of the par value of $16 each, (c) $10,000,000, divided into 400,000 shares of Cumulative Preferred Stock of the par value of $25 each, (d) 25,000,000 shares of Common Stock without par value, and 1,000,000 shares of Preference Stock, $1 par value.

     3. The Board of Directors adopted and approved the amendment on January 7, 2004.

     4. The Shareholders duly approved the amendment on April 23, 2004 in the manner required by Sections 33-600 to 33-998 of the Connecticut General Statutes and by the Amended and Restated Certificate of Incorporation.

     Dated this 23rd day of April, 2004.

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit

Name: David C. Benoit
Title: Vice President-Finance and Chief Financial Officer